UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                            IVIVI TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    46589F108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Andre' A. DiMino
                          c/o Ivivi Technologies, Inc.
                             135 Chestnut Ridge Road
                               Montvale, NJ 07645
                                 (201) 476-9600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 24, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

             ADM Tronics Unlimited, Inc.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:       Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0*
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,250,000*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:      3,250,000*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person:    3,250,000*
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):   [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):   28.9%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
* As of September 24, 2009, ADM Tronics Unlimited, Inc., a Delaware corporation ("ADM"), held beneficial ownership over an aggregate 3,250,000 shares of common stock, no par value per share (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey corporation (the "Company"). The shares of Common Stock beneficially held by ADM (the "Subject Shares") are subject to a Voting Agreement, dated as of September 24, 2009 (the "Voting Agreement"), by and among the Company, Ivivi Technologies, LLC, a Delaware limited liability company, and the parties set forth on Annex I to the Voting Agreement pursuant to which Steven M. Gluckstern, the Chairman and Chief Executive Officer of the Company, has the right to vote the Subject Shares as provided for in the Voting Agreement. The Voting Agreement is described in more detail in Item 6 of this
Schedule 13D.

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

              Andre' A. DiMino
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:       United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0*
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,279,043*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:        813,793*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person:    2,279,043*
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):   [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):   19.2%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* As of September 24, 2009, Andre' A. DiMino held beneficial ownership over an aggregate 2,279,043 shares of common stock, no par value per share (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey corporation (the "Company"). This includes (i) 186,875 shares of Common Stock, 16,250 of which are subject to a Share Purchase Right Agreement among Steven M. Gluckstern, the Chairman and Chief Executive Officer of the Company, Mr. DiMino and certain other shareholders of the Company, (ii) 626,918 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of the filing of this Schedule 13D and (iii) 1,465,250 shares of Common Stock that Mr. DiMino was granted a proxy to vote (the "Proxy Right") pursuant to a certain Amended and Restated Voting Agreement, dated as of August 30, 2006, among the Company and the shareholders listed on the signature pages to such agreement (the "Existing Voting Agreement"). Mr. DiMino's Proxy Right expires on October 24, 2009. If the Proxy Right expires prior to the date the Company holds its special meeting, the 1,465,250 shares of Common Stock currently subject to the Proxy Right will become subject to a Voting Agreement, dated as of September 24, 2009 (the "Voting Agreement"), by and among the Company, Ivivi Technologies, LLC, a Delaware limited liability company, and the parties set forth on Annex I to the Voting Agreement. If the 1,465,250 shares currently subject to the Proxy Right become subject to the Voting Agreement, Mr. Gluckstern will have the right to vote such shares as provided for in the Voting Agreement, as well as the 813,793 shares beneficially owned by Mr. DiMino. The Existing Voting Agreement, the Share Purchase Right Agreement and the Voting Agreement are described in more detail in Item 6 of this Schedule 13D.

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

              David Saloff
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:       United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0*
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:           763,124*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:        763,124*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person:    763,124*
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):   [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):   6.6%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* As of September 24, 2009, David Saloff held beneficial ownership over an aggregate 763,124 shares of common stock, no par value per share (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey corporation (the "Company"). This includes (i) 398,124 shares of Common Stock, 30,875 of which are subject to a Share Purchase Right Agreement among Steven M. Gluckstern, the Chairman and Chief Executive Officer of the Company, Andre' DiMino and certain other shareholders of the Company, and (ii) 365,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of the filing of this Schedule 13D. Mr. DiMino was granted a proxy (the "Proxy Right") to vote the shares of Common Stock beneficially held by Mr. Saloff (the "Subject Shares") pursuant to a certain Amended and Restated Voting Agreement, dated as of August 30, 2006, among the Company and the shareholders listed on the signature pages to such agreement (the "Existing Voting Agreement"). Mr. DiMino's Proxy Right expires on October 24, 2009. If the Proxy Right expires prior to the date the Company holds its special meeting, the Subject Shares will become subject to a Voting Agreement, dated as of September 24, 2009 (the "Voting Agreement"), by and among the Company, Ivivi Technologies, LLC, a Delaware limited liability company, and the parties set forth on Annex I to the Voting Agreement, pursuant to which Mr. Gluckstern has the right to vote the Subject Shares as provided for in the Voting Agreement. The Existing Voting Agreement, the Share Purchase Right Agreement and the Voting Agreement are described in more detail in Item 6 of this Schedule 13D.

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

              Arthur Pilla
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:       United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:           227,500*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:        227,500*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0
                                         ---------------------------------------
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person:    227,500*
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):   [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):   2.0%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* As of September 24, 2009, Arthur Pilla, Ph.D. held beneficial ownership over an aggregate 227,500 shares of common stock, no par value per share (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey corporation (the "Company"). This includes 17,875 shares that are subject to a Share Purchase Right Agreement among Steven M. Gluckstern, the Chairman and Chief Executive Officer of the Company, Andre' DiMino and certain other shareholders of the Company. Mr. DiMino was granted a proxy (the "Proxy Right") to vote the shares of Common Stock beneficially held by Dr. Pilla (the "Subject Shares") pursuant to a certain Amended and Restated Voting Agreement, dated as of August 30, 2006, among the Company and the shareholders listed on the signature pages to such agreement (the "Existing Voting Agreement"). Mr. DiMino's Proxy Right expires on October 24, 2009. If the Proxy Right expires prior to the date the Company holds its special meeting, the Subject Shares will become subject to a Voting Agreement, dated as of September 24, 2009 (the "Voting Agreement"), by and among the Company, Ivivi Technologies, LLC, a Delaware limited liability company, and the parties set forth on Annex I to the Voting Agreement, pursuant to which Mr. Gluckstern has the right to vote the Subject Shares as provided for in the Voting Agreement. The Existing Voting Agreement, the Share Purchase Right Agreement and the Voting Agreement are described in more detail in Item 6 of this Schedule 13D.

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

              Berish Strauch
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:       United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0*
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:           132,000*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:        132,000*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person:    132,000*
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):   [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):   1.2%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* As of September 24, 2009, Berish Strauch, M.D. held beneficial ownership over an aggregate 132,000 shares of common stock, no par value per share (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey corporation (the "Company"), 2,000 shares of which are held jointly by Dr. Strauch and his children. Mr. DiMino was granted a proxy (the "Proxy Right") to vote the shares of Common Stock beneficially held by Dr. Strauch (the "Subject Shares") pursuant to a certain Amended and Restated Voting Agreement, dated as of August 30, 2006, among the Company and the shareholders listed on the signature pages to such agreement (the "Existing Voting Agreement"). Mr. DiMino's Proxy Right expires on October 24, 2009. If the Proxy Right expires prior to the date the Company holds its special meeting, the Subject Shares will become subject to a Voting Agreement, dated as of September 24, 2009 (the "Voting Agreement"), by and among the Company, Ivivi Technologies, LLC, a Delaware limited liability company, and the parties set forth on Annex I to the Voting Agreement, pursuant to which Mr. Gluckstern has the right to vote the Subject Shares as provided for in the Voting Agreement. The Existing Voting Agreement and the Voting Agreement are described in more detail in Item 6 of this Schedule 13D.

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

              Sean Hagberg
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:       United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0*
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:           186,563*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:        186,563*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person:    186,563*
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):   [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):   1.6%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* As of September 24, 2009, Sean Hagberg, Ph.D. held beneficial ownership over an aggregate 186,563 shares of common stock, no par value per share (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey corporation (the "Company"). This includes (i) 101,563 shares of Common Stock, 8,125 of which are subject to a Share Purchase Right Agreement among Steven M. Gluckstern, the Chairman and Chief Executive Officer of the Company, Andre' DiMino and certain other shareholders of the Company, and (ii) 85,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of the filing of this Schedule 13D. Mr. DiMino was granted a proxy (the "Proxy Right") to vote the shares of Common Stock beneficially held by Dr. Hagberg (the "Subject Shares") pursuant to a certain Amended and Restated Voting Agreement, dated as of August 30, 2006, among the Company and the shareholders listed on the signature pages to such agreement (the "Existing Voting Agreement"). Mr. DiMino's Proxy Right expires on October 24, 2009. If the Proxy Right expires prior to the date the Company holds its special meeting, the Subject Shares will become subject to a Voting Agreement, dated as of September 24, 2009 (the "Voting Agreement"), by and among the Company, Ivivi Technologies, LLC, a Delaware limited liability company, and the parties set forth on Annex I to the Voting Agreement, pursuant to which Mr. Gluckstern has the right to vote the Subject Shares as provided for in the Voting Agreement. The Existing Voting Agreement, the Share Purchase Right Agreement and the Voting Agreement are described in more detail in Item 6 of this Schedule 13D.

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

              Edward J. Hammel
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:       United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0*
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:           156,063*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:        156,063*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person:    156,063*
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):   [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):   1.4%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* As of September 24, 2009, Edward Hammel held beneficial ownership over an aggregate 156,063 shares of common stock, no par value per share (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey corporation (the "Company"). This includes (i) 103,563 shares of Common Stock, 8,125 of which are subject to a Share Purchase Right Agreement among Steven M. Gluckstern, the Chairman and Chief Executive Officer of the Company, Andre' DiMino and certain other shareholders of the Company, and (ii) 52,500 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of the filing of this Schedule 13D. Mr. DiMino was granted a proxy (the "Proxy Right") to vote the shares of Common Stock beneficially held by Mr. Hammel (the "Subject Shares") pursuant to a certain Amended and Restated Voting Agreement, dated as of August 30, 2006, among the Company and the shareholders listed on the signature pages to such agreement (the "Existing Voting Agreement"). Mr. DiMino's Proxy Right expires on October 24, 2009. If the Proxy Right expires prior to the date the Company holds its special meeting, the Subject Shares will become subject to a Voting Agreement, dated as of September 24, 2009 (the "Voting Agreement"), by and among the Company, Ivivi Technologies, LLC, a Delaware limited liability company, and the parties set forth on Annex I to the Voting Agreement, pursuant to which Mr. Gluckstern has the right to vote the Subject Shares as provided for in the Voting Agreement. The Existing Voting Agreement, the Share Purchase Right Agreement and the Voting Agreement are described in more detail in Item 6 of this Schedule 13D.

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

              Kenneth S. Abramowitz & Co., Inc.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:       New York
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0*
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:            98,040*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:         98,040*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person:    98,040*
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):   [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):   0.9%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
* As of September 24, 2009, Kenneth S. Abramowitz & Co., Inc. held beneficial ownership over an aggregate 98,040 shares of common stock, no par value per share (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey
corporation (the "Company"). This includes 49,020 shares of Common Stock issuable upon exercise of a warrant that is exercisable within 60 days of the date of the filing of this Schedule 13D. The shares beneficially held by Kenneth
S. Abramowitz & Co. (the "Subject Shares") are subject to a Voting Agreement, dated as of September 24, 2009 (the "Voting Agreement"), by and among the Company, Ivivi Technologies, LLC, a Delaware limited liability company, and the parties set forth on Annex I to the Voting Agreement, pursuant to which Steven Gluckstern, the Chairman and Chief Executive Officer of the Company, has the right to vote the Subject Shares as provided for in the Voting Agreement. The Voting Agreement is described in more detail in Item 6 of this Schedule 13D.

Item 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, no par value (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at 135 Chestnut Ridge Road, Montvale, New Jersey 07645.

Item 2.   Identity and Background
          -----------------------

          This Schedule 13D is being filed by the persons listed on Schedule A annexed hereto (the "Reporting Persons"), which is incorporated by reference. The principal business, business address or principal executive office, and name and address of the employer of each of the Reporting Persons are set forth on Schedule A. Each individual on Schedule A is a citizen of the United States. ADM Tronics Unlimited, Inc.'s, a Delaware corporation ("ADM"), principal business is the production and sale of environmentally safe chemical products for industrial, medical and cosmetic uses and electronics for non-invasive medical and other applications. Kenneth S. Abramowitz & Co., Inc.'s, a New York corporation ("Abramowitz & Co."), principal business is business and management consulting.

          During the past five years, none of the Reporting Persons or other persons identified in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          In January 2004, the Company issued an aggregate of 186,875, 398,124, 227,500, 130,000, 101,563 and 101,563 shares of Common Stock to Andre' DiMino, David Saloff, Arthur Pilla, Ph.D., Berish Strauch, M.D., Sean Hagberg, Ph.D. and Edward Hammel in exchange for consulting services rendered and to be rendered to the Company. Mr. Hammel purchased 2,000 shares of Common Stock in the open market with his own personal funds. Dr. Strauch acquired 2,000 shares of Common Stock in the open market with his own personal funds, which shares he owns jointly with his children.

          Before  the  Company's   initial  public  offering  in  October  2006,
Abramowitz & Co. participated in a private placement with the Company using funds from the assets of Abramowitz & Co. The Company issued Abramowitz & Co. a convertible note. In connection with the Company's initial public offering, which closed on October 24, 2006, the note converted into shares of Common Stock and warrants. ADM acquired 3,250,000 shares of Common Stock from the Company upon the formation of the Company. ADM paid an aggregate of $1,000 for these shares with funds directly from the assets of ADM.

Item 4.   Purpose of Transaction
          ----------------------

          On September 24, 2009, the Company entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Ivivi Technologies, LLC (the "Buyer") and Ajax Capital, LLC ("Ajax"), entities controlled by Steven M. Gluckstern, the Company's Chairman, Chief Executive Officer and Chief Financial Officer. Pursuant to the terms of the Asset Purchase Agreement, at the closing, the Company will sell substantially all of the assets of the Company to the Buyer, other than cash and certain other excluded assets set forth in the Asset Purchase Agreement, and the Buyer will assume certain specified ordinary course liabilities of the Company as set forth in the Asset Purchase Agreement. The aggregate purchase price to be paid to the Company under the terms of the Asset

Purchase Agreement will equal the sum of (i) the amount necessary to pay in full the principal, and accrued interest, as of closing, under the Company's loan with Emigrant Capital Corp. ("Emigrant"), which was approximately $2,620,000 as of September 21, 2009 (the "Loan") and (ii) $475,000; provided, however, that the sum of the amounts specified in clauses (i) and (ii) would not be in excess of $3.15 million.

          Under the terms of the Asset Purchase Agreement, the Company and Foundation Ventures, LLC ("Foundation"), the Company's investment banker, will continue to have the right to solicit other proposals regarding the sale of the Company's assets and equity until receipt of the approval by the Company's shareholders of the transactions contemplated by the Asset Purchase Agreement. Prior to the receipt of approval by the Company's shareholders of the transactions contemplated by the Asset Purchase Agreement, the Company may terminate the Asset Purchase Agreement under specified circumstances in order to enter into a definitive agreement implementing a Superior Proposal (as defined in the Asset Purchase Agreement). If the Company terminates the Asset Purchase Agreement to enter into a Superior Proposal, the Company is required to pay the Buyer a termination fee equal to $90,000.

          Pursuant to the Asset Purchase Agreement, the Company agreed to take all necessary actions to change its name upon closing of the transaction. The Company agreed not to use any name, symbols or logos indicating affiliation with the Buyer, any of its affiliates, the business of the Company or the business or activity engaged in by the Buyer or any of its affiliates. The closing of the transactions contemplated by the Asset Purchase Agreement is subject to certain customary conditions, including the receipt of approval by the Company's shareholders of the transactions contemplated by the Asset Purchase Agreement.

          In connection with the Asset Purchase Agreement, the Buyer, the Company and certain shareholders of the Company, who have the power to vote approximately 39.5% (and together with the Company's Common Stock held by Mr. Gluckstern, approximately 51.3%) of the Company's Common Stock, entered into a Voting Agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, the signatory shareholders agreed to vote their shares of the Company's Common Stock in favor of the transactions contemplated by the Asset Purchase Agreement. In the event that the Company terminates the Asset Purchase Agreement in connection with a Superior Proposal, the Voting Agreement will also terminate. The Voting Agreement is described in more detail in Item 6 of this Schedule 13D.

          The transactions contemplated by the Asset Purchase Agreement may not be completed. In the event the transaction with the Buyer is completed, following the closing, it is likely that the Company's liabilities will exceed its available cash and the Company's board of directors may elect to liquidate the Company and utilize its available cash and assets to repay its outstanding creditors to the extent of its remaining assets. Following such repayment, the Company does not believe that there will be any assets remaining to distribute to the Company's shareholders. In the event the Company does not successfully complete the transactions contemplated by the Asset Purchase Agreement or complete a Superior Proposal, the Company will not be able to meet its obligations under the Loan and Emigrant will have the right to foreclose under the Loan, which is secured by all of the Company's assets. In such an event, the Company would have to cease its operations or file for bankruptcy protection.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Based upon the information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 and filed with the U.S. Securities and Exchange Commission on September 21, 2009, there were 11,241,033 shares of Common Stock issued and outstanding as of September 13, 2009. Schedule A sets forth the aggregate number of shares held by each Reporting Person, the number of shares in which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or to direct the disposition.

          Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, no other shares of Common Stock are owned, beneficially or otherwise, by the Reporting Persons.

          Other than as described in this Schedule 13D, no Reporting Person has effected any transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, during the sixty days prior to September 24, 2009.

          No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

          Reference is hereby made to the Schedule 13D filed by Steven Gluckstern, the Chairman and Chief Executive Officer of the Company. As described in more detail in Item 6 of this Schedule 13D, Mr. Gluckstern was granted a proxy to vote certain shares of Common Stock held by the Reporting Persons pursuant to the terms of the Voting Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          ----------------------------------------------------------------------

          The Reporting Persons and the Company previously entered into an Amended and Restated Voting agreement, dated as of August 26, 2006 (the
"Existing Voting Agreement"). Pursuant to the Existing Voting Agreement, Mr. DiMino has the right to vote the shares of Common Stock held by Mr. Saloff, Dr. Strauch, Dr. Pilla, Dr. Hagberg and Mr. Hammel (in addition to his own), representing, as of the date of filing of this Schedule 13D, 1,149,625 shares of Common Stock (not including 1,129,418 shares underlying options held by such Reporting Persons that are exercisable within 60 days of the date hereof). The Existing Voting Agreement, with respect to shares held by, and shares underlying options held by, such Reporting Persons terminates upon the third anniversary of the closing of the Company's initial public offering of shares of Common Stock (the "IPO Closing"), which occurred on October 24, 2006, and with respect to 65,000 shares of Common Stock, terminates upon the earlier to occur of (i) the third anniversary of the IPO Closing and (ii) the purchase of such shares by Mr. Gluckstern pursuant to a share purchase right agreement, dated as of November 8, 2005 (the "Share Purchase Right Agreement"), by and among Mr. DiMino, Mr. Saloff, Mr. Hammel, Dr. Hagberg and Dr. Pilla (discussed below).

          On November 8, 2005, each of Mr. DiMino, Mr. Saloff, Mr. Hammel, Dr. Hagberg and Dr. Pilla entered into the Share Purchase Right Agreement with Mr. Gluckstern, pursuant to which each Reporting Person granted Mr. Gluckstern the right to purchase up to 16,250, 30,875, 8,125, 8,125 and 17,875 shares of Common Stock, respectively, at an exercise price equal to $2.76 per share. These purchase rights are exercisable at any time and from time to time during the period from November 8, 2005 to November 8, 2010. During the term of the Share Purchase Right Agreement, none of such Reporting Persons may transfer any of the shares subject thereto other than to a trust or other entity designed as an element of such Reporting Peron's estate planning objectives; provided, that in the event of any such transfer, such shares so transferred remain subject to the Share Purchase Right Agreement and prior to any such transfer, the transferee executes an instrument agreeing to be bound by all of the terms and provisions of the Share Purchase Right Agreement.

          The Reporting Persons also entered into the Voting Agreement, as referenced in Item 5 of this Schedule 13D. Pursuant to terms of the Voting Agreement, the Reporting Persons agreed to vote their shares of Common Stock subject to the Voting Agreement (such shares, the "Subject Shares") (i) in favor of the approval of the Asset Purchase Agreement, the transaction and the other transactions contemplated thereby (the "Transaction"); (ii) against approval of any matter or proposal submitted to the shareholders of the Company for approval if such matter would result in a breach of any covenant, representation or warranty of the Company under the Asset Purchase Agreement; and (iii) against any action that could interfere with or delay the Transaction, in each case until the Voting Agreement is terminated in accordance with its terms. To secure the performance of the Reporting Persons' obligations under the Voting Agreement, each Reporting Person granted a proxy to Mr. Gluckstern to vote the Subject Shares in Mr. Gluckstern's discretion until the termination of the Voting Agreement. The shares of Common Stock held by Reporting Persons subject to the Existing Voting Agreement will be voted by Andre' DiMino in accordance with the terms of the Existing Voting Agreement until the expiration of the Existing Voting Agreement. In the event the Existing Voting Agreement expires prior to the date of the Company's special meeting in connection with the Transaction, the shares of Common Stock held by the Reporting Persons subject to the Existing Voting Agreement shall become subject to the Voting Agreement and be voted by Mr. Gluckstern as described above.

          The foregoing description of the Existing Voting Agreement, the Share Purchase Right Agreement and the Voting Agreement is qualified in its entirety by reference to the full text of the Existing Voting Agreement, the Share Purchase Right Agreement and the Voting Agreement, which are attached as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, to this Schedule 13D and are incorporated herein by reference.


Item 7.   Material to be Filed as Exhibits
          --------------------------------

          1. Joint Filing Agreement between and among each of the Reporting Persons, dated as of September 24, 2009.

          2. Amended and Restated Voting Agreement, among the Company and each Reporting Person, dated as of August 26, 2006 (incorporated by reference to Exhibit 10.9 to Amendment No. 6 to the Company's Registration Statement on Form SB-2 filed with the U.S. Securities and Exchange Commission on September 14, 2006).

         3. Share Purchase Right Agreement among Steven Gluckstern and the shareholders listed therein, dated as of November 8, 2005 (incorporated by reference to Exhibit 10.18 to Amendment No. 4 to the Company's Registration Statement on Form SB-2 filed with the U.S. Securities and Exchange Commission on June 19,
                2006).

         4. Voting Agreement, dated as of September 24, 2009, by and among the Company, Ivivi Technologies, LLC, and the parties set forth on Annex I to the Voting Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 24, 2009).

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2009


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


                                         ADM TRONICS UNLIMITED, INC.


                                         By:   /s/ Andre' DiMino
                                            ------------------------------------
                                            Name:  Andre' DiMino
                                            Title: President and CEO



                                         /s/ Andre' DiMino
                                         ---------------------------------------
                                             Andre' DiMino


                                         /s/ David Saloff
                                         ---------------------------------------
                                             David Saloff


                                         /s/ Arthur Pilla
                                         ---------------------------------------
                                             Arthur Pilla


                                         /s/ Berish Strauch
                                         ---------------------------------------
                                             Berish Strauch


                                         /s/ Sean Hagberg
                                         ---------------------------------------
                                             Sean Hagberg


                                         /s/ Edward J. Hammel
                                         ---------------------------------------
                                             Edward J. Hammel



                                          KENNETH S. ABRAMOWITZ & CO., INC.


                                          By:   /s/ Kenneth S. Abramowitz
                                             -----------------------------------
                                             Name:  Kenneth S. Abramowitz
                                             Title: President

                                   Schedule A
                                   ----------

     Capitalized terms used but not defined in this Schedule A have the meanings ascribed to them in the Schedule 13D to which this Schedule A is attached.


-----------------------------  ------------------  ------------  -------------  ---------------  ------------------   --------------
                                                                                                                        Percentage
                                                     Shared          Sole                            Aggregate              of
                                Sole Dispositive   Dispositive      Voting       Shared Voting      Beneficial          Outstanding
  Name and Business Address           Power           Power          Power           Power           Ownership            Shares
-----------------------------  ------------------  ------------  -------------  ---------------  ------------------   --------------

Andre' A. DiMino (1)              813,793(2)(3)        0            0(2)(3)       2,279,043       2,279,043(2)(3)        20.1%
c/o Ivivi Technologies, Inc.
135 Chestnut Ridge Rd.,
Montvale, New Jersey 07645
-----------------------------  ------------------  ------------  -------------  ---------------  ------------------   --------------

David Saloff (4)                  763,124(3)(5)        0              0         763,124(3)(5)     763,124(3)(5)           6.9%
c/o Ivivi Technologies, Inc.
135 Chestnut Ridge Rd.,
Montvale, New Jersey 07645
-----------------------------  ------------------  ------------  -------------  ---------------  ------------------   --------------

Arthur Pilla, Ph.D. (6)           227,500(3)(7)        0              0         227,500(3)(7)     227,500(3)(7)           2.0%
c/o Ivivi Technologies, Inc.
135 Chestnut Ridge Rd.,
Montvale, New Jersey 07645
-----------------------------  ------------------  ------------  -------------  ---------------  ------------------   --------------

Berish Strauch, M.D. (8)          132,000(3)           0              0           132,000(3)       132,000(3)             1.2%
c/o Ivivi Technologies
135 Chestnut Ridge Rd.,
Montvale, New Jersey 07645
-----------------------------  ------------------  ------------  -------------  ---------------  ------------------   --------------

Edward J. Hammel (9)              156,063(3)(10)       0              0         156,063(3)(10)    156,063(3)(10)          1.6%
c/o Ivivi Technologies
135 Chestnut Ridge Rd.,
Montvale, New Jersey 07645
-----------------------------  ------------------  ------------  -------------  ---------------  ------------------   --------------

Sean Hagberg, Ph.D. (11)          186,563(3)(12)       0              0         186,563(3)(12)    186,563(3)(12)          1.8%
c/o Ivivi Technologies
135 Chestnut Ridge Rd.,
Montvale, New Jersey 07645
-----------------------------  ------------------  ------------  -------------  ---------------  ------------------   --------------

Kenneth S. Abramowitz & Co.,       98,040(13)(14)      0              0         98,040(13)(14)    98,040(13)(14)          0.9%
Inc.
P.O. Box 958
Southport, Connecticut 06890
-----------------------------  ------------------  ------------  -------------  ---------------  ------------------   --------------

ADM Tronics Unlimited, Inc.     3,250,000(14)          0              0         3,250,000(14)      3,250,000(14)         28.9
224-S Pegasus Ave.,
Northvale, New Jersey 07647
-----------------------------  ------------------  ------------  -------------  ---------------  ------------------   --------------

Kenneth Abramowitz (15)            96,666(16)          0          96,666(16)          0             96,666(16)            0.9%
c/o Ivivi Technologies
135 Chestnut Ridge Rd.,
Montvale, New Jersey 07645
-----------------------------  ------------------  ------------  -------------  ---------------  ------------------   --------------

Vincent DiMino (17)                32,500(18)          0          32,500(18)          0             32,500(18)            0.3%
c/o ADM Tronics Unlimited,
Inc.
224-S Pegasus Ave.,
Northvale, New Jersey 07647
-----------------------------  ------------------  ------------  -------------  ---------------  ------------------   --------------

(1) Mr. DiMino is employed by the Company as its Executive Vice President-Manufacturing and Technology and Chief Technical Officer. Mr. DiMino also serves as a director of the Company. Mr. DiMino is also employed by ADM Tronics Unlimited, Inc. ("ADM Tronics"), a shareholder of the Company, as its President and Chief Executive Officer, and serves as a director of ADM Tronics.

(2) Includes 626,918 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the filing of this Schedule 13D and 16,250 shares of Common Stock that are subject to the Share Purchase Right Agreement.

(3) These shares are subject to the Existing Voting Agreement pursuant to which Mr. DiMino has the right to vote such shares. The Existing Voting Agreement terminates on October 24, 2009. If the Company has not held its special meeting in connection with the Transaction prior to the expiration of the Existing Voting Agreement, these shares that are subject to the Existing Voting Agreement shall become subject to the Voting Agreement pursuant to which Mr. Gluckstern has the right to vote such shares.

(4) Mr. Saloff is employed by the Company as its Executive Vice President-Sales and Marketing and Chief Business Development Officer. Mr. Saloff also serves as a director of the Company.

(5) Includes 365,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the filing of this Schedule 13D and 30,875 shares of Common Stock that are subject to the Share Purchase Right Agreement.

(6) Dr. Pilla is employed as a Professor by the Department of Biomedical Engineering of Columbia University and as a Professor by the Department of Orthopedics of Mount Sinai School of Medicine, New York. The address for Columbia University is 351 Engineering Terrace, Mail Code 8904, 210 Amsterdam Ave, New York, New York 10027. The address for Mount Sinai School of Medicine is 5 East 98th Street, Box 1188, New York, New York 10029.

(7) Includes 17,875 shares of Common Stock that are subject to the Share Purchase Right Agreement.

(8) Dr. Strauch is an attending Surgeon at Montefiore Hospital and a Professor of Plastic Surgery and Emeritus Chairman at Albert Einstein College of Medicine. The address of Montefiore Medical Center is 111 E 210th Street, Bronx, New York 10461. The address of Albert Einstein College of Medicine is 1300 Morris Park Avenue, Bronx, New York 10461.

(9) Mr. Hammel is employed by the Company as its Senior Vice President and Chief Administrative Officer.

(10) Includes 52,500 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the filing of this Schedule 13D and 8,125 shares that are subject to the Share Purchase Right Agreement.

(11) Dr. Hagberg is employed by the Company as its Senior Vice President Chief Science Officer.

(12) Includes 85,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the filing of this Schedule 13D and 8,125 shares that are subject to the Share Purchase Right Agreement.

(13) Includes 49,020 shares of Common Stock issuable upon exercise of a warrant that is exercisable within 60 days of the filing of this Schedule 13D.

(14) These shares are only subject to the Voting Agreement pursuant to which Mr. Gluckstern has the right to vote such shares.

(15) Kenneth Abramowitz is a director of the Company and the President and sole shareholder of Kenneth S. Abramowitz & Co., Inc. He is also a Managing General Partner and a co-founder of NGN Capital and currently sits on the Board of Directors of EKOS Corp., OptiScan Biomedical Corp., Power Medical Inventions, Inc., Small Bone Innovations LLC, and Option Care, Inc.

(16) Includes 46,666 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the filing of this Schedule 13D.

(17) Vincent DiMino is a director of ADM Tronics Unlimited, Inc.

(18) Includes 32,500 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the filing of this Schedule 13D.

                                    Exhibit 1

                             JOINT FILING AGREEMENT

          The undersigned agree that this Schedule 13D filing relating to the shares of common stock of Ivivi Technologies, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  September 24, 2009



                                         ADM TRONICS UNLIMITED, INC.


                                         By:   /s/ Andre' DiMino
                                            ------------------------------------
                                            Name:  Andre' DiMino
                                            Title: President and CEO



                                         /s/ Andre' DiMino
                                         ---------------------------------------
                                             Andre' DiMino


                                         /s/ David Saloff
                                         ---------------------------------------
                                             David Saloff


                                         /s/ Arthur Pilla
                                         ---------------------------------------
                                             Arthur Pilla


                                         /s/ Berish Strauch
                                         ---------------------------------------
                                             Berish Strauch


                                         /s/ Sean Hagberg
                                         ---------------------------------------
                                             Sean Hagberg


                                         /s/ Edward J. Hammel
                                         ---------------------------------------
                                             Edward J. Hammel



                                          KENNETH S. ABRAMOWITZ & CO., INC.


                                          By:   /s/ Kenneth S. Abramowitz
                                             -----------------------------------
                                             Name:  Kenneth S. Abramowitz
                                             Title: President